(d)(16)(ii)

AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

VOYA MUTUAL FUNDS

OPERATING EXPENSE LIMITS

	Maximum Operating Expense Limit (as a percentage of average net assets)
Name of Fund*	Class A	Class C	Class I	Class O	Class W
Voya Global Equity Dividend Fund Term Expires March 1, 2016	1.40%	2.15%	1.15%	1.40%	1.15%

/s/ HE
HE

Effective Date: May 2, 2017 to remove Class B shares as a result of the conversion of Class B shares into Class A shares.

*           This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.